Fax

RECEIVED

2009 FEB 19 A 11:23

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To: [redacted]

09045369

Attn: SEC Release

Fax: +12027729207

Date: 06.02.2009

From: Liberty International PLC

Headline: Notice of Results

SUPPL

PROCESSED
MAR 02 2009
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Notice of Results

6 February 2009

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF PRELIMINARY RESULTS

Liberty International PLC announces that it intends to release its preliminary results for the year ended 31 December 2008 on Thursday 26 February 2009.

Enquiries:
Susan Folger Company Secretary, Liberty International PLC + 44 20 7887 7073

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Fax

RECEIVED

2009 FEB 19 A 11: 24

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 11.02.2009

From: Liberty International PLC

Headline: Block listing Interim Review

SUPPL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Block listing Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 11 February 2009

Name of applicant:		Liberty International PLC			
Name of scheme:		Conversion of 3.95% Convertible Bonds Due 2010			
Period of return:	From:	11 August 2008	To:	11 February 2009	
Balance under scheme from previous return:		910,625 Ordinary Shares of 50p each			
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		13,660,500			
Number of securities issued/allotted under scheme during period:		4,005,125			
Balance under scheme not yet issued/allotted at end of period		10,566,000 Ordinary Shares of 50p each			
Number and class of securities originally listed and the date of admission		500,000 Ordinary Shares of 50p each - 25 June 2004 16,500,000 Ordinary Shares of 50p each - 22 Dec 2005 13,660,500 Ordinary Shares of 50p each - 24 Dec 2008 (0-683-434) (GB0006834344)			
Total number of securities in issue at the end of the period		366,777,798 Ordinary Shares of 50p each (including 1,050,000 shares held as treasury shares)			

Name of contact:	Ruth Pavey

Address of contact:	40 Broadway, London SW1H 0BT
Telephone number of contact:	020 7887 7108

SIGNED BY Susan Folger, Company Secretary
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Liberty International PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Fax

RECEIVED

2009 FEB 19 A 11:25

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 19.02.2009

From: Liberty International PLC

Headline: Statement re Press Comment

SUPPL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Statement re Press Comment

LIBERTY INTERNATIONAL PLC

STATEMENT ON RECENT PRESS COVERAGE
19 February 2009
Liberty International PLC notes the recent press coverage in relation to a possible equity capital raising. The Directors confirm that they are considering capital raising alternatives and any firm proposals will be communicated directly to shareholders at the appropriate time.

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END